Joel Bernstein

Attorney at law

2666 Tigertail Avenue

Suite 104

Miami, FL 33133

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Att:	Mara L. Ransom, Assistant Director

Re:	Anchor CNGO, Inc.
Registration Statement on Form S-1
Amendment No. 1
File No. 333-185745

Greetings:

Registrant has filed Amendment No. 2 to the above-referenced registration statement on Form S-1 reflecting changes responding to the staff’s comment letter dated February 5, 2013 as follows:

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;
•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
•	State your election under Section 107(b) of the JOBS Act:
•	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
•	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.
1

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response to comment 1. The cover page of the prospectus in this Amendment has been revised to add: “We are an “emerging growth company” as defined in the Jumpstart Our Business Startup Act (the “JOBS Act”).

A new section has been added to the prospectus in this Amendment entitled “Certain Implications of Being an Emerging Growth Company” to discuss the issues as requested in your Comment No. 2. This new section also contains the registrant’s “opt out” of the extended transition period for certain new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. Because of this “opt out” an additional risk factor concerning this matter has not been added in this Amendment.

There is also a description of these exemptions which are available to the registrant as a Smaller Reporting Company even after the registrant is no longer an emerging growth company under the JOBS Act.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response to comment 2. Neither the registrant nor anyone else has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act. No broker or dealer will participate in the offering and there have been no research reports published or distributed in reliance on Section 2(a)(3) of the Securities Act, as amended by the JOBS Act.

3.	Please provide us with your analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act. In this regard, we note your disclosure in the second paragraph on page 3 that you “have minimal assets, no revenues, and no operating history beyond certain start-up activities.” If you conclude that you are a shell company, please revise your prospectus to disclose that you are a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

2

Response to comment 3. We do not believe that registrant is a shell company as defined in Rule 405 under the Securities Act. Rule 405 defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. Registrant has devoted a significant amount of time to development of its business including investigation of market potential, investigating competition, researching legal and environmental regulations, finding sources of supply for equipment and inventory, development of market plans and searching for station locations. In connection with the potential Fort Pierce, Florida location for the initial CNG fueling station discussed in this Amendment registrant has engaged consulting engineers to develop a site plan for the station, held a pre-application meeting with the City of Fort Pierce Planning Department to review the site plan and other planning issues, worked with the fire marshal concerning fire safety, met with local electric and gas utilities about upgrading service to the site, worked with Phoenix Energy Corp. to develop a proposal to design, equip and start-up the station. Accordingly, we do not believe that registrant can be classified as having “no or nominal operations”. Furthermore, the Commission has long recognized that a “startup company”, even one with only with a limited operating history, is not within the definition of a shell company. See SEC Release 33-8869, effective February 15, 2008, at footnote 172.

4.	We note that you have not made your filing in compliance with Rule 419 under the Securities Act of 1933, as amended; however, it appears that you might be a blank check company as defined by Rule 419. In this regard, we note the following items:

•	your disclosure states that you “have minimal assets, no revenues and no operating history beyond certain start-up activities;”
•	your disclosure indicates that you are a development stage company;
•	you have no contracts or agreements with suppliers; and
•	your business activity appears to have been limited to raising initial capital from your officers and directors, researching your business model and filing a registration statement.

In the adopting release for Rule 419, the Commission stated that “it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419.” Therefore, please provide us with a detailed analysis addressing each of the items listed above and explaining why you believe you are not a blank check company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

3

Response to comment 4. We do not believe that Rule 419 under the Securities Act applies to this offering. Rule 419 (a)(2)(i) defines a blank check company as a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person. In connection with the potential Fort Pierce, Florida location for the initial CNG fueling station discussed in this Amendment registrant has engaged consulting engineers to develop a site plan for the station, held a pre-application meeting with the City of Fort Pierce Planning Department to review the site plan and other planning issues, worked with the fire marshal concerning fire safety, met with local electric and gas utilities about upgrading service to the site, worked with Phoenix Energy Corp. to develop a proposal to design, equip and start-up the station. We believe these steps are evidence that registrant is actively and aggressively pursue its CNG fueling station business and is not seeking to avoid application of Rule 419.

5.	Please file as exhibits with your next amendment the instruments defining the rights of holders of the convertible preferred and common stock being registered in this registration statement. Please see Item 601(b)(4) of Regulation S-K.

Response to comment 5. Exhibit 4.1 filed with this Amendment sets forth the designated powers, preferences, rights, qualifications, limitations and restrictions of registrant’s Series A Convertible Preferred Stock. The registrant’s articles of incorporation and by-laws were included as exhibits with the original filing of the registration statement.

Prospectus Cover Page, page 2

6.	Please fill in all blanks and update the information provided on the prospectus cover page and throughout your registration statement as needed as of the most reasonable practicable date.

Response to comment 6. The information in the registration statement has been updated to the most reasonable practicable date.

Risk Factors, page 4

Our ability to Open Compressed Natural Gas Fueling Stations Requires Us to Have... page 4

7.	You refer to a minimum amount of capital in the amount of $400,000 necessary to build your first compressed natural gas fueling station. This amount seems inconsistent with the minimum amount of $500,000 that you refer to elsewhere to accomplish the same thing. Please revise.

4

Response to comment 7. The revised Use of Proceeds section in this Amendment clarifies that the registrant estimates that it will require $422,000 in available capital to open its first CNG fueling station and $500,000 for each additional station. Accordingly, the amount of $400,000 in this Risk Factor has been revised in this Amendment to $422,000.

The Offering Price of $10.00 per Share is Speculative, page 5

8.	Please expand the disclosure under this heading to explain how this risk factor affects you and the securities. Please see Item 503(c) of Regulation S-K.

Response to comment 8. The Risk Factor, “THE OFFERING PRICE OF $10.00 PER SHARE IS SPECULATIVE” has been revised in this Amendment to read as follows:

The Offering Price and Conversion Terms of the Preferred Stock is Arbitrary. The offering price of our Series A Preferred Stock and the terms of conversion into our Common Stock does not bear any relationship to the assets, book value, earnings or net worth of the Company and should not be considered as an indication of the actual value of the Company. The offering price of the Series A Preferred Stock and the terms of conversion into our Common Stock was arbitrarily determined by management.

Use of Proceeds, page 7

9.	We note your disclosure in the table under this heading regarding the use of proceeds under hypothetical situations in which an amount other than the maximum amount of the offering is raised. Please add column headings to this table indicating the percentage of the maximum amount of the offering raised. Additionally, please revise this table to provide a general breakout of the principal purposes for which the net proceeds from the offering are intended to be used with a view to explaining exactly what expenses comprise the cost of constructing your CNG fueling stations. Please see Item 504 of Regulation S-K including Instruction 2.

Response to comment 9. The Use of Proceeds disclosure has been revised in this Amendment. Column headings have been added to the table to indicate the number of shares sold to achieve the amount of proceeds, the percentage of the offering sold for each amount and the number of CNG fueling stations to be opened at each level of proceeds.

Additionally, the table was expanded to provide a breakdown of the estimated expenses of each stage of the construction and opening of the CNG fueling stations for each level of proceeds based on the estimated cost of $422,000 to open the first station and $500,000 to open each additional station.

10.	Please revise the use of proceeds table to disclose the proceeds of the maximum aggregate offering price net of the $48,661 of offering expenses disclosed on page 23 of the registration statement. In this regard, we note your disclosure under this heading that you “plan to use the net proceeds of this offering [to open CNG fueling stations],” but the amount in the use of proceeds table for opening CNG fuel stations is the gross $5 million proposed maximum aggregate offering price from the registration statement cover page.
5

Response to comment 10. The Use of Proceeds disclosure has been revised in this Amendment to indicate that the sum of $9,607 has been deducted from the use of proceeds for payment of offering expenses because $39,504 of to total offering proceeds of $48,661 has already been paid.

Dilution, page 8

11.	You refer to estimated expenses in the amount of $30,000; however, you refer to a different amount on page 23. Please revise to reconcile.

Response to comment 11. The estimated expenses of the offering has been conformed to $48,661 in all applicable places.

12.	Please revise your presentation to determine the amount of dilution based on the date of your most recent financial statements included in the filing. Your Capitalization disclosure on page 9 should also be based on the most recent financial statements.

Response to comment 12. The dilution and capitalization tables have been revised in this Amendment to reflect the impact of selling 25%, 50%, 75% and 100% of the offering and the dilution and capitalization tables have been revised to reflect the capitalization as of the November 30, 2012 financial statements.

13.	Because this is a best efforts, no minimum offering, please revise the Dilution and Capitalization disclosure to reflect the sale of varying amounts of the total amount of shares being offered in addition to your presentation giving effect to the sale of the maximum shares offered and converted. For instance, revise to also include the impact of selling 25%, 50%, and 75% of the shares of preferred stock being offered.

Response to comment 13. The dilution and capitalization disclosures have been revised to include the impact of selling 25%, 50%, 75 % and 100% of the offering and the conversion of the Preferred Stock into Common Stock.

Plan of Operation, page 10

14.	We note that the report of your independent accountants contains an explanatory paragraph discussing the substantial doubt that exists regarding your ability to continue as a going concern. Please revise this section to discuss management’s plans and intentions to continue the company’s operations as a going concern. This discussion should expand on the discussion regarding your available cash reserves and how you plan to fund your operations for upcoming twelve-month period. See Item 303(a) of Regulation S-K.

6

Response to comment 14. A new subsection, Capital Requirements, has been added to the revised Plan of Operation section in this Amendment to discuss available cash reserves and funding operations in the upcoming 12 months.

15.	Please revise the disclosure under this heading to elaborate upon the exact steps you plan to take to start your business as well as the specific timeline in which such steps will be taken. Considering you have yet to identify any properties you plan to use, any suppliers you plan to utilize or any personnel who have experience in this line of business, please provide additional disclosure regarding how long it will take before you are operational, assuming you obtain necessary financing.

Response to comment 15. A new subsection, Milestones to Implement our Business Plan, has been added to the Plan of Operation disclosure to set forth the activities already accomplished to open the first CNG fueling station and the additional activities which will be accomplished after funding. This revision states that the additional activities to open the initial station will be accomplished within 60 days after funding.

Business, page 11

16.	Please revise the disclosure under this heading to state the form and year of your organization. Please see Item 101(h) of Regulation S-K.

Response to comment 16. The first paragraph under Business has been revised to add that the registrant was incorporated in the State of Florida in Jun 2012.

7

The Market Opportunity, page 11

17.	We note various unsubstantiated claims under this heading including the following:
•	“natural gas currently provides approximately 2% of demand for transportation fuels,” see paragraph 1;
•	natural gas has a fuel price advantage, see paragraph 2;
•	the chart presenting average retail fuel prices in the US between paragraphs 2 and 3;
•	“motor vehicle manufacturers are providing more choices in natural gas powered vehicles,” see paragraph 3;
•	“natural gas is the least polluting fossil fuel,” see paragraph 4; and
•	“in 2010, the United States imported about 49% of the petroleum it consumed,” see paragraph 5.

Please note that these are examples only. Please substantiate the basis for these and any other unsubstantiated claims or disclosures throughout your registration statement. In the event that you relied upon documents produced by third parties, please provide to us copies of the documents you relied upon. Please ensure that these documents are appropriately marked to highlight the sections relied upon and cross-referenced to your filing. In preparing your source materials for submission to us, please ensure that it will be apparent to us how the source materials support the corresponding statements in your document, including the submission of any necessary supporting schedules that set forth your analysis of the source material.

Response to comment17. The source of the chart of average retail fuel prices has been set forth under the table, including a website where it is available. We shall supplementally provide you with copies of the source documents for the other factual statements.

18.	We note your reference to “groundwater pollution” and “environmental regulations” in the third paragraph on page 12. Please expand your disclosure to discuss the costs and effects of compliance with environmental laws. Please see item 101(h)(xi) of Regulation S-K.

Response to comment 18. Because the building and equipment for CNG stations are designed to be in compliance with environmental regulations registrant is not subject to specific identifiable costs for such compliance.

Management, page 13

19.	Please revise your disclosure under this heading to briefly discus the specific experience, qualifications, attributes or skills that lead to the conclusion that the directors should serve as directors at this time in light of your business and structure. Please see Item 401(e)(1) of Regulation S-K.

Response to comment 19. The statement of the specific experience, qualifications, attributes or skills that lead to the conclusion that the directors should serve as a director of registrant has been added in this Amendment.

8

20.	We note your disclosure in the penultimate paragraph on page 15 that Gregory Liddy and George B. Liddy may be considered promoters of the company. Please revise your disclosure to provide the disclosure regarding promoters required by Item 401(g) of Regulation S-K with respect to certain events that are material to a voting or investment decision.

Response to comment 20. The listed promoters have no events to report under Item 401(g) of Regulation S-K.

Certain Relationships and Related Transaction, page 15

21.	Please revise your disclosure under this heading to disclose all transactions with related persons required by Item 404(d) of Regulation S-K including the sale of shares to Gregory Liddy and George B . Liddy and their affiliates.

Response to comment 21. The Certain Relationships and Related Transactions section has been revised in this Amendment to provide details of all transactions with the officers, directors and founders of the Company.

Condensed Statements of Operations for the Three Months Ended November 30, 2012 and for the Period From June 8, 2012 (Inception) to November 30, 2012, page 2

22.	Please show us how you calculated the weighted average number of shares outstanding during the period from inception to November 30, 2012 totaling 1,069,011 shares.

Response to comment 22. The calculation of the weighted average number of shares outstanding during the period of inception to November 30, 2012 has been revised in this Amendment based on the correct issuance date in the financial statements.

Condensed Statements of Changes in Stockholders’ Equity for the Period From June 8, 2012 (Inception) to November 30, 2012, page 3

23.	Refer to the 55,000 shares you disclose were issued for cash. Please reconcile this disclosure to your Condensed Statements of Cash Flows and Note 3 which indicate these shares were issued for services. Please review and revise.

Response to comment 23. The statement of stockholders equity has been revised in this Amendment to show the shares were issued for services as disclosed on the statement of cash flows and in the related footnotes.

9

Note 3. Stockholders’ Equity, page 10

24.	Please explain in detail how you determined the $0.10 per share fair value of common stock issued in November 2012 for services rendered based on stock issued for cash to the founders of the company. In doing so, please explain why a per share fair value of $1 is not more appropriate considering you are offering for sale Series A Convertible preferred stock for $10 convertible into 10 shares of common stock resulting in a $1 as converted per common share price paid. Note that in the absence of contemporaneous cash transactions with independent third parties or independent valuations we view the estimated offering price as a leading indicator of the value of your stock in the months prior to the offering. Accordingly, if your anticipated offering price is more than the estimated fair value on which compensation expense was measured, in your response you should discuss and quantify the intervening economic events that occurred, operationally, financially and otherwise, between the issuance date and the date you filed your registration statement that caused an increase in the fair value of your stock.

Response to comment 24. FASB ASC Topic 718 requires that an entity record the value of a transaction with a nonemployee based on the more reliably measurable fair value of either the good or service received or the equity instrument issued. Management determined that the recent cash offering price to its founders was the most readily determinable fair value. Management does not believe that it can reliably measure the fair value of the directorship services to be received. Furthermore, management does not believe that the pro-forma offering price is a reliable indicator of value when the shares were issued. Since the date of the share issuance the company has made substantial progress in reaching its business objective of opening CNG fueling stations by locating the potential Fort Pierce, Florida location for the initial CNG fueling station discussed in this Amendment, has engaged consulting engineers to develop a site plan for the station, held a pre-application meeting with the City of Fort Pierce Planning Department to review the site plan and other planning issues, worked with the fire marshal concerning fire safety, met with local electric and gas utilities about upgrading service to the site and worked with Phoenix Energy Corp. to develop a proposal to design, equip and start-up the station. Furthermore, the registrant has acknowledged in the Risk Factor discussed in Comment 8 that the offering price is arbitrary.

Item 15. Recent Sales of Unregistered Securities, page 23

25.	We note your statement in the second paragraph under this heading that George B. Liddy purchased 50,000 shares of your common stock in April 2012. We note, however, your statement in the second paragraph on page 3 that you were incorporated in June 2012. Please explain this apparent discrepancy.

Response to comment 25. Recent sales of unregistered securities has been corrected in this Amendment to reflect the correct date of the share purchase by George B. Liddy.

Item 17. Undertakings, page 25

26.	Please revise your registration statement to provide the undertakings required by Item 512(a)(5) and (a)(6) of Regulation S-K.

Response to comment 26. The undertakings required by Item 512(a)(5) and (a)(6) of Regulation S-K have been provided in this Amendment.

Signatures, page 26

27.	Please revise the signature portion of your disclosure to identify the principal financial officer or add and identify the signature of your principal financial officer. Please see Instruction 1 in Signatures of Form S-1.

27.	The signature of the principal financial officer has been identified in this Amendment.

It is anticipated that Amendment No. 2 and the information provided herein sufficiently addresses the issues raised in your February 5, 2013 comment letter concerning the above-reference filing. If you have any further comments or require any further information, please contact the undersigned at 305-409-4500 or by fax to 786-513-8522 or e-mail to jberns@jberns.com.

Yours very truly,

s/Joel Bernstein

10